October 7, 2009

VIA FACSIMILE AND EDGAR

Mr. Thomas Kluck

Mr. Duc Dang

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two Harbors Investment Corp.
Amendment No. 3 to Form S-4
File No. 333-160199
Filed September 22, 2009

Dear Messrs. Kluck and Dang:

In response to the Staff’s request for supplemental information related to the issue of vote-buying in connection with the proposed transaction between Capitol Acquisition Corp. (“Capitol”) and Two Harbors Investment Corp. (“Two Harbors”), we hereby provide you with the following analysis:

The issue of vote-buying under Delaware law is not completely settled although it is clear from caselaw that it is not per se violative. The most recent Delaware cases addressing the issue have focused on (i) a corporation’s use of corporate assets (see for instance Hewlett v Hewlett-Packard Co.) and (ii) adequate disclosure of actions by management when they are involved in attempting to secure a vote in connection with a proposed transaction (see for instance Portnoy v. Cryo-Cell International, Inc.).

Corporation’s Use of Corporate Assets

With respect to the issue of a corporation’s use of corporate assets, the Delaware courts, adopting the earlier court-adopted defraud-or-disenfranchise test, have stated that corporate assets cannot be used to buy votes in a hotly contested proxy contest, unless it can be demonstrated that management’s vote-buying activity does not have a deleterious effect on the corporate franchise. Furthermore, underlying vote buying is the concept that the person voting is being paid in a way that would cause them to vote against their interest to the derogation of others.

Securities and Exchange Commission

October 7, 2009

In analyzing this point in the context of today’s SPAC transactions, we believe purchases of public shares by the SPACs will not run afoul of the Delaware caselaw so long as the SPACs pay no more than the per-share conversion price that would be offered to a holder voting in connection with the transaction. Because a SPAC would have to pay the per-share conversion price to any stockholder that voted against a transaction and properly exercised his conversion rights (or to all stockholders if the SPAC was forced to liquidate), paying such holder the exact same amount to have him change is vote puts the corporation in no worse a position and does not consitute a deleterious effect on the corporate franchise or others.

Similarly, no issue would arise when affiliates of the SPAC use their own funds to go out and purchase shares or induce others to purchase shares or vote in a certain manner to influence the vote. The key that the Delaware courts have focused on has consistently been the use of the corporation’s assets to influence the vote – not those of insiders. Accordingly, if affiliates use their own funds to purchase shares or influence a vote, this would not change a court’s analysis.

In the present case, the disclosure in the Registration Statement indicates that the maximum cash purchase price that will be offered by Capitol to the holders of public shares for their shares will be the per-share conversion price at the time of the business combination. Additionally, the disclosure indicates that although the Capitol Founders, Pine River and their respective affiliates may enter into transactions with potential investors or existing holders of public shares in order to induce them to purchase public shares and/or vote in favor of the merger proposal with respect to currently owned public shares, and that there would be no limit on the consideration paid pursuant to these arrangements, neither Capitol nor Two Harbors would reimburse any of such individuals for the payments made by them in connection with such transactions. Accordingly, since there would be no material economic cost to Capitol or Two Harbors as a result of such arrangements, we believe the actions that Capitol may engage in as described in the Registration Statement is consistent with the above-referenced caselaw and would not constitute vote-buying.

Adequate Disclosure of Actions by Management

With respect to the issue of adequate disclosure of actions by management when they are involved in attempting to secure a vote in connection with a proposed transaction, the Delaware courts have focused on full and fair disclose relating to all material information within a board’s control. In such cases, the courts have concluded that the failure to adequately disclose all material information related to the insiders’ actions to influence the vote on a proposed transaction could lead a court to conclude that the insiders’ violated their fiduciary duties and therefore cause such court to consider whether it was necessary to negate the vote on such transaction.

Securities and Exchange Commission

October 7, 2009

In the present case, the companies have a full and robust disclosure document which details all potential transactions that may be entered into by the Capitol Founders, Pine River and their respective affiliates in connection with the proposed transaction. The potential transactions are highlighted in both the summary section of the proxy statement/prospectus as well as in its own separate section entitled “Actions That May Be Taken to Secure Approval of Capitol’s Stockholders.” Furthermore, the parties have committed to file a Current Report on Form 8-K to disclose any arrangement that is entered into or significant purchase or transfer made that would affect the vote on the proposed transaction. We believe this is the type of disclosure that Delaware courts look to in determining whether potential transactions are adequately disclosed.

For the foregoing reasons, we do not believe the actions contemplated by the Registration Statement are problematic in relation to the vote-buying issues discussed with the Staff.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Ein

Thomas Seiring